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August 18, 2025
VIA EDGAR
Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ben Phippen, Cara Lubit, Madeleine Joy Mateo, James Lopez

Re:	FT Intermediate, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted August 4, 2025
CIK No. 0002064124
Ladies and Gentlemen:
FT Intermediate, Inc., a Nevada corporation (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) on the date hereof a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act, on May 9, 2025 (the “Draft Submission”), as most recently amended by Amendment No. 2 to the Draft Submission submitted on August 4, 2025 (“Amendment No. 2”). The Registration Statement has been revised to address the comments received from the staff of the Commission (the “Staff”) on Amendment No. 2. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Amendment No. 2 to Draft Registration Statement on Form S-1
Summary, page i
1.    Please revise the graphic on page 18 to clarify the entities, such as Figure Certificate Company, that conduct operations relating to the products you describe, including YLDS, Figure Connect, Figure Exchange, and so forth.

August 18, 2025 Page 2
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 17.
2.    We note your response to prior comment 2.
•Please expand your disclosure to provide a more detailed explanation of how the company tokenizes securities, including whether and how it holds the underlying securities and whether token holders have all of the rights, obligations, and privileges with respect to the underlying securities.
•We note the statement that all parties in the underlying real-word asset "will typically participate in the transfer of ownership unless their fractional interests remain unaffected by the digital conveyance." Please include a more detailed explanation of what this means. Additionally, with respect to your particular business model and tokenization of RWA, please revise Summary and Business to clarify any important limitations of holding the tokenized asset. For example, if all relevant parties are not made aware of or allowed to participate in potential transfers of digital conveyance, please summarize how disagreements or disputes are resolved. As another example, does the holder of an RWA with certain rights and benefits potentially not receive the same rights and benefits when holding the tokenized asset? Are some features of loans, debt or equity not translated to the tokenized asset? Please revise accordingly.
•We note the token enables holders to have fractional interests in the underlying securities. Please revise your disclosure to explain how you handle securities of companies that do not permit fractional shares.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages iv, 12, 13, 194, and 195 in response to each of the bullet points above. In response to the first bullet point above, the Company further advises the Staff that its current principal business is the tokenization of loans and not the tokenization of securities. In response to the third bullet point above, the Company further advises the Staff that it has removed the term “fractional” from the definition of “Tokenized real-world assets” because the Company focuses on tokenizing loans, and, as of today, loans in its ecosystem are not bought or sold in fractionalized form. While this is possible and could happen in the future, removing the term “fractional” offers investors more clarity about the Company’s current business.
Limited Real-World Success of Blockchain Technology, page 4
3.    We note your response to prior comment 9 and the statement on page 11 that "Figure Exchange and Figure Payments Corporation make it possible to buy BTC with YLDS by first swapping USD for YLDS and then using YLDS to buy BTC. This process allows YLDS holders to use YLDS as a form of payment when purchasing BTC." Please describe the specific steps of how this is done (for example, what third parties or platforms are involved? Is there a specific ratio involved and if so how is that determined?).
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 189. The Company further advises the Staff that no third

August 18, 2025 Page 3
parties external to the Company are involved when the Company facilitates these transactions. When a customer on Figure Exchange wishes to purchase BTC using YLDS as a payment mechanism, that customer enters a limit order to purchase BTC. In the background, that order is placed into a virtual BTC/YLDS order book. An account owned by Figure Payments Corporation, which is responsible for the exchange, then mirrors this order in the BTC/USDC order book, where it is lifted by sellers wishing to receive USDC as payment. Upon settlement, BTC first moves to the Figure Payments Corporation account from the seller, and then transfers to the buyer’s account. Inversely, YLDS will be moved from the buyer’s account to Figure Payments Corporation, and USDC will be moved from Figure Payments Corporation to the seller. This full process occurs within seconds.
4.    We note your response to prior comment 12 and the statement that once the Guarantor Vehicle begins purchasing HELOCs via Figure Connect, these purchases will increase the amount of liquidity available to your network of partners selling their assets on Figure Connect. With a view to revised disclosure, please advise us how the Guarantor Vehicle is expected to work within Figure Connect and how its functioning within Figure Connect will increase available liquidity other than by paying for loans. Additionally, advise us why you use the term “Guarantor” when the JV apparently does not guaranty payment by the securitization vehicle or any other element of the financings.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 186 in response to the Staff’s comment. The Company further advises the Staff that the Guarantor Vehicle is a buyer of Figure HELOCs on Figure Connect and has committed capital to buy these loans even when there are no other bidders to buy. The Company also advises the Staff that it uses the term “Guarantor” because the Guarantor Vehicle assumes the first loss or residual position in its securitizations by holding the equity portion of those securitizations on its balance sheet. As such, that first loss position is therefore a version of a guarantee. However, from the Company’s perspective, the material element of the Guarantor Vehicle is having a well-capitalized purchaser of HELOC loans making the Figure Connect platform more attractive to originate.
5.    We note recent announcements, including with respect to Animoca Brands/NUVA and a statement by a co-founder that Figure, "the largest holder of $HASH which is the governance token - holds 20% of the supply but does not vote and delegates across multiple validators." With a view to clarifying disclosure in the registration statement, please advise us (i) where the Animoca Brands "strategic partnership connecting issuers with investors" will fit in among Figure's products; and (ii) whether Figure's ownership percentage and ability or lack of ability to vote and delegate across multiple validators should be addressed in the prospectus. Additionally, it appears NUVA will create "nuYLDS and nuHELOCs" and "a unified, chain-agnostic vault marketplace that offers a curated set of vaults from leading asset issuers, each with distinct yield strategies and risk profiles," which will

August 18, 2025 Page 4
enable retail investors and others "to access a wide range of investment products permissionlessly via NUVA."
Please clarify for us in layman's terms how these will work, how they will fit in with Figure and what, if any, material challenges and risks are presented by this and similar strategic partnerships.
Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Animoca is equivalent to any other buyers of loans or YLDS on the Company’s platform. Animoca is purchasing Figure loans and YLDS through commercial channels, with no commitment or agreement with the Company to acquire assets or special terms for acquisition. In other words, Animoca is pari passu to any other market participant. While Animoca may tokenize these assets (nuYLDS and nuHELOCs), the Company is still facing Animoca as the buyer and Animoca is still holding the assets, and Figure is directing remit to Animoca as they would any other holder of either asset. The Company has no direct association with or endorsement of any nu-asset.
Th Company further advises the Staff that it holds 15% of HASH, the utility token of the Provenance Blockchain. The Company’s vote is not binding and it defers to the Provenance Foundation, the largest HASH holder, to drive governance.
Figure Exchange, page 9
6.    We note your response to prior comment 32. We were unable to locate revised disclosure in response to the entirety of the comment, including how users choose the most appropriate and efficient pool for their unique use case and what you mean by this reference, clarification of the steps of the Dutch-style auction and any reference rates used, quantification of average hourly rates as of the most recently practicable date, and what you mean by "assets under management" in the context of Democratized Prime. Please revise your disclosure, or advise. In this regard, please revise to describe the lender- and borrower-interfacing product, including for "retail customers who want to lend their capital."
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 187. The Company further advises the Staff that it does not use the term “assets under management” to describe Democratized Prime because the assets are not under our management. Instead, the Company operates a marketplace and charges the borrowers on the marketplace a fee for access.
Homogeneous Underwriting, page 14
7.    We note your response to prior comment 14. Noting your disclosure on page 13 that your third-party review expenses are also reduced by as much as 80% as compared to a sample of 2025 securitizations, which had 100% of their loan pool reviewed versus 20% for Figure, please expand your disclosure to discuss the requirements and parameters of the third-party reviews. Disclose the factors or considerations upon which these percentages are based.

August 18, 2025 Page 5
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 14.
8.    We note your response to prior comment 25 and the discussion of FICO scores. Please revise here and where appropriate to state, if true, that a significant percentage of your borrowers are subprime. Additionally, with a view to clarifying disclosure, advise us if borrowers are required to draw down a minimum amount at origination.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 13. The Company further advises the Staff that per the Consumer Financial Protection Bureau Guidelines, subprime borrowers are defined as those with lower than 620 FICO scores. For the six months ended June 30, 2025, less than 0.1% of the Company’s Consumer Loan Marketplace originations have been less than 620 FICO. As of June 30, 2025, underwriting parameters for Figure HELOCs mandate a minimum FICO score of 640. However, for other loan products within the Company’s ecosystem, such as USD loans backed by digital assets as collateral, the Company collects FICO scores as part of the digital assets-backed loans origination process, but does not use FICO scores in its digital assets-backed loan underwriting. In addition, borrowers on the Company’s platform are required to draw at least $15 thousand at origination in the Company’s Figure Branded channel and at least $25 thousand in the Company’s Partner branded channel.
A significant amount of the trading volume, page 69
9.    We note your response to prior comment 31. Please disclose the material terms of the loan agreements entered into with two of your largest institutional customers.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71.
We hold state licenses that result in substantial costs, page 99
10.    We note your response to prior comment 18. To the extent material, please disclose the scope of the various licenses for which the company needs to reapply, or advise. For example, please disclose the nature of the activities for which the licenses are required, such as if the licenses are required for your lending and servicing, money transmission, virtual currency, and other related activities.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 100.
Key Operating Metrics, page 138
11.    We note your response to prior comment 20 and your disclosure on pages 148 and 153 that changes in Figure branded revenue are driven by changes in Figure branded volume. We further note disclosure on pages 29 and 138 that Figure branded volume decreased in the three months ended March 31, 2025 compared to the three months ended March 31, 2024, as well as in the year ended December 31, 2024 compared to 2023. However, disclosures on pages 148 and 153 indicate that

August 18, 2025 Page 6
Figure branded ecosystem and technology fees and Figure branded gain on sale of loans both increased year-over-year for the three months ended March 31, 2025 and the year ended December 31, 2024, despite the decrease in Figure branded volume. Please revise your disclosure to more fully explain the underlying reasons for the increase in these revenue streams despite the decrease in Figure branded volume.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 149 and 157 to further discuss the factors impacting the revenues that the Company recognizes. The Company further advises the Staff that the volume metrics disclosed in the Registration Statement represent originated or purchased volume that it considers leading indicators for its business. Revenues recognized by the Company under GAAP are also impacted by the timing of loan sales as well as changes in fair value on loans that the Company may, or may not, have originated or purchased within the reporting period.
12.    We note your disclosure on pages 146 and 152 discussing additional technology offering fees from the fulfillment of $762.6 million, $590.5 million, $2.3 billion and $1.6 billion in Partner-branded loan originations during the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2023, respectively. We also note your disclosure on pages 29 and 138 that total Partner-branded origination volume was $1.0 billion, $763.4 million, $3.4 billion and $1.7 billion for the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2023, respectively. Please clarify why these Partner-branded loan origination figures differ, and revise your disclosure as necessary.
Response: The Company respectfully informs the Staff that it earns technology fees on a subset of Partners included within the Partner Branded Volume reported on page 140. The Company has expanded its disclosure on pages 149 and 157 to clarify further that not all Partners are subject to technology offering fees.
Figure branded, page 153
13.    We note references to the year ended March 31, 2024 and 2023. Please revise your disclosure to reference the year ended December 31, 2024 and 2023, if appropriate.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 159.
14.    Please revise your disclosure to explain why there was no Figure branded ecosystem and technology fee revenue during the year ended December 31, 2023.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 159 to include this revenue. The Company further advises the Staff that it did not consider the revenues that it earned for Figure-branded ecosystem and technology fees material during the year ended December 31, 2023 as those revenues totaled $0.2 million.

August 18, 2025 Page 7
Partner branded, page 154
15.    Please revise your disclosure to explain why there was no Partner branded origination fee revenue during the year ended December 31, 2023.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 159 to include this revenue. The Company further advises the Staff that it did not consider the revenues that it earned for Partner-branded origination fees a material portion of origination fees during the year ended December 31, 2023 as those revenues totaled $0.7 million or 1% of origination fees.
Proprietary Loan Origination System, page 177
16.    We note your responses to prior comments 10 and 29 and that every asset passing through your system is recorded on Provenance Blockchain, which you state is the sole system of record. Please revise to clarify when and how events throughout the life of a loan, such as delinquencies or defaults, become documented where necessary. Further clarify the reconciliation process between real world recordkeeping and the blockchain. Your revised disclosure should summarize, for each of your core systems/services, how that system or service interacts with or uses Provenance Blockchain, and when and at what point that system or service is on the blockchain or otherwise digital and when it is not on the blockchain or digital.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 183 and 184.
Origination and Distribution Marketplace, page 188
17.    We note your response to prior comment 34. We were unable to identify a discussion of the assumptions underlying your expectation that the take rate will remain at 4%. Please revise your disclosure.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 12 and 194.
18.    We note your response to prior comment 33. To allows investors to place your disclosure into better context, please revise your disclosure to quantify the approximate percentage of DSCR loans as compared to your standard HELOC loans.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 193.
Note 3 – Investments, page F-23
19.    We note the following disclosures quantifying the change in fair value of digital assets:
•"Other expense, net" disclosure on pages 149 and 156, which states that the change in fair value of digital assets was $(10,509), $0, $13,603 and $0 for the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2023, respectively.

August 18, 2025 Page 8
•Non-GAAP disclosure on pages 167 and 168, which includes adjustments indicating that the change in fair value of digital assets was $(9,962), $0, $10,674 and $0 for the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2023, respectively.
•Investments footnote disclosure on pages F-25 and F-75, which states that the change in fair value of digital assets held as collateral and held for sale was $(20,442), $0, $7,910 and $215 for the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2034, respectively.
Please provide us with a reconciliation showing how these amounts correlate for each period presented, and revise your disclosure to reconcile and explain the differences in these varying amounts of the change in fair value of digital assets.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 155 and 161 to align with the financial statements. The Company further advises the Staff that Non-GAAP disclosures on pages 172 and 173 to include the changes in fair value of the digital assets it holds directly as well as its ratable investment in the Domestic Solana Fund which primarily holds Solana tokens.
Combined Consolidated Statements of Cash Flows, page F-57
20.    Your response to prior comment 39 appears to indicate that all loans held for investment transferred to loans held for sale in 2023 and 2024 were originally classified as held for sale upon origination or purchase, moved to held for investment, and then moved back to held for sale. However, we also note your disclosure on page 162 that loans held in consolidated securitization trusts are included in loans held for investment. Please clarify and confirm whether you have any loans that were originally classified as held for investment upon origination or purchase relating to consolidated securitization trusts or for any other reason. If so, tell us how they are currently reflected in the balance sheets and statements of cash flows.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not classified any loan as held for investment upon origination or purchase, and it does not consolidate any securitization trusts. The Company intended its disclosure on page 166 to address loan accounting considerations in the event it would consolidate a given securitization trust.
Ecosystem Fees, page F-68
21.    We note your response to prior comment 40 and your disclosure on pages F-18 and F- 68 describing your revenue recognition policy for ecosystem fees charged to partners in exchange for use of the Figure Connect platform. We also note your disclosure on page 186 stating that while there are no upfront costs charged to your partners to onboard or test, partners are assessed a delayed implementation fee if they fail to meet a minimum number of loans originated through the platform. Please address the items below.
•Tell us whether ecosystem fees and implementation fees are the same and, if so, please revise your disclosure throughout the document to use consistent

August 18, 2025 Page 9
terminology. If not, please clarify the difference between these fees and quantify implementation fees.
•Please revise your disclosure on pages F-18 and F-68 to provide sufficient detail to fully understand recognition of ecosystem fees, including any hurdles to recognition, how you determine the fee amount (e.g., flat fee per partner or per loan, sliding fee based on certain volume goals, etc.), whether this is a one time or recurring fee, and when you have a right to invoice users for such fees.
•Please revise your disclosure, where appropriate, to include the total number of partners and the total number of partners that failed to meet the minimum number of loans originated through the platform for each period presented.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-19 and F-71 to enhance disclosure of ecosystem fee terms. The Company further advises the Staff that the delayed implementation fees disclosed on pages 93 and 192 are separate from ecosystem fees and represent a one-time charge intended to recover its costs to onboard a Partner in the event a Partner decides not to use the Company’s platform within a short onboarding period. The Company considers these amounts immaterial to its financial statements as it does not ultimately charge implementation fees to Partners in most cases. Potential implementation fees totaled $— million, $— million, $0.1 million, and $— million from 0, 0, 3, and 0 Partners for the three and six months ended June 30, 2025 and the years ended December 31, 2024 and 2023, respectively, of which 0, 0, 3, and 0 Partners failed to meet the minimum number of loans and the Company charged $— million, $— million, $— million, and $— million.
Exhibits
22.    We note your response to prior comment 41. It appears based on the increasing emphasis on the digital-asset lending and the volatility of the assets that this is a material agreement under Item 601(b)(10) of Regulation S-K. Please file the agreement or provide further analysis as to why you believe it is not material.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it maintains its belief that that pursuant to Item 601(b)(10) it is not required to file its agreements with Anchorage Digital Bank National Association. The Company’s position is based on the reasons provided in prior response letters. However, in response to the Staff’s comment, it has filed its agreements with Anchorage Digital Bank National Association as Exhibits 10.11 and 10.12.
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 1.212.906.1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

August 18, 2025 Page 10

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe

of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Michael Tannenbaum, Chief Executive Officer, FT Intermediate, Inc.
Macrina Kgil, Chief Financial Officer, FT Intermediate, Inc.
Ronald Chillemi, Chief Legal Officer and Corporate Secretary, FT Intermediate, Inc.
Ian D. Schuman, Latham & Watkins LLP
Adam J. Gelardi, Latham & Watkins LLP
Byron B. Rooney, Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP